Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax	1 202 94[illegible]
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone.	
Company:	KGHM Polska Miedź S.A.	Fax:	
E-mail:			
Date:	31 March 2005	No of sheets:	1


05007120

SUPPL

Current report 15/2005

The Management Board of KGHM Polska Miedź S.A. announces that on 31 March 2005 it was informed that, at the request of the Director of the Tax Office in Wrocław, the Regional Administrative Court in Wrocław issued a Ruling on the conclusion of proceedings in the matter of VAT for specific months of 2000.
As a result of this new decision issued by the Director of the Tax Office in Wrocław, there will be a refund of the VAT overpayment for 2000 in the amount of PLN 44 863.8 thousand together with interest due.

Legal basis:
art.81, section 1, point 2 of the Securities Act of 21 August 1997 - Dz. U. Nr 118, poz. 754 with later changes

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Andrzej Krug

dlw 4/11

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	11 April 2005	No of sheets:	1

Current report 16/2005

The Management Board of KGHM Polska Miedź S.A. announces - based on information dated 7 April 2005 and received pursuant to art. 147 of the Law on the public trading of securities - that Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program) has decreased its share in the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. to less than 5%, and holds 9 130 882 shares of KGHM Polska Miedź S.A., representing 4.57 % of the share capital of the Company. This amount of shares in addition grants the right to 9 130 882 votes, i.e. 4.57 % of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All of these shares are ordinary bearer shares. The maximum amount of votes arising from all issued shares is 200 000 000.

Legal basis:
art.148 point 1 of the Law on the public trading of securities of 21 August 1997 – Journal of Laws Nr 118, item 754 with later changes

WICEPREZES ZARZĄDU
Robert Nowak

WICEPREZES ZARZĄDU
Andrzej Krug